February 28, 2008

United States Securities and

  Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-7010

Attention:

Chris White,

Branch Chief

Dear Sirs:

Re:

Radius Gold Inc. – Form 20-F for Fiscal Year Ended December 31, 2006

Filed June 29, 2007; File No. 1-32556

Further to your letter of January 20, 2008, Mr. David Cass, Vice-President, Exploration of Radius Gold Inc., is in the process of obtaining information from Chlumsky, Armbrust and Meyer , the authors of our 43-101 compliant Geological Report on the Tambor Property, in order to fully respond to your engineering comments.

One of the Report authors and Mr. Cass will be meeting next week while they are both traveling on business to discuss what background information can be provided with respect to the published resource figure on the Tambor P roperty ..  Therefore, we expect to be in a position to respond to your comments by Friday, March 14, 2008.  We trust this is acceptable.

Sincerely,

RADIUS GOLD INC.

Per:

    “Cheryl Messier”

Cheryl Messier,

Chief Financial Officer